Mail Stop 4561
Via fax: (650) 251-6266

June 26, 2008

Mr. Robin G. Seim
Vice President of Finance and Chief Financial Officer
Omnicell, Inc.
1201 Charleston Road
Mountain View, CA 94043

      Re: Omnicell, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2007
      Filed on March 17, 2008
      Definitive Proxy Statement Filed March 25, 2008
      File no. 0-33043

Dear Mr. Seim:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief